Exhibit 21.1

Subsidiaries of Sourcefire, Inc.

Name	State or other jurisdiction of incorporation or organization
Sourcefire Holding Company (US) LLC	U.S.A. (Delaware)
Immunet Corporation	U.S.A. (California)
Sourcefire Brasil Comércio e Segurança de Rede Ltda.	Brazil
Sourcefire Canada Ltd.	Canada
Sourcefire Limited	England & Wales
Sourcefire France S.A.S.	France
Sourcefire Germany GmbH	Germany
Godo Kaisha Sourcefire	Japan
Sourcefire Holding Company (International) S.à.r.l.	Luxembourg
Sourcefire México, S. de R.L. de C.V.	Mexico
Sourcefire Mexicana de Servicios, S. de R.L. de C.V.	Mexico
Sourcefire Netherlands B.V.	The Netherlands
Sourcefire Singapore Pte. Ltd.	Singapore
Sourcefire International GmbH	Switzerland
Sourcefire (Thailand) Ltd.	Thailand
Sourcefire FZ-LLC	United Arab Emirates